

September 16, 2009

By Facsimile and U.S. Mail

Mr. Louis Fox
Chief Financial Officer
Power Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re:** **Power Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 0-30215**

Dear Mr. Fox:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations or Plan of Operation, page 11

Liquidity and Capital Resources, page 12

1.   Please revise to analyze the underlying reasons for changes in your cash flows
        and expand your disclosures to better explain the variability in your cash flows.
        Refer to Section IV of SEC Release No. 33-8350.

2.   Please revise to indentify known trends, commitments, events or uncertainties that
        has resulted in or that are reasonably likely to result in the Company's liquidity
        increase or decrease in any material way. Refer to Section IV of SEC Release No.
        33-8350.

Financial Statements, page F-1

Balance Sheet. Page F-2

3.   Please revise to include two years of audited balance sheet data. In an addition,
        please revise your 10-Q to include the preceding fiscal year end balance sheet
        data. Reference is made to Rule 8-02 and 8-03 of Regulation S-X.

4.   After revising the above referenced balance sheets, have your auditors revise their
        audit report to reflect the appropriate reporting periods included in the report.

Statements of Operations, page F-3

5.   Please present basic and diluted earning per share data, rounded to the nearest
        cent, in order not to imply a greater degree of precision than exists.

6.   We note your presentation of revenues, net on the face of the statements of
        operations. Tell us the nature of this presentation and what your gross revenues
        are netted against.

Notes to the Financial Statements, page F-6

General

7.   Please clarify in your disclosures the types of expenses that you include in the
        cost of sales and general and administrative line items. Please explain whether
        cost of sales includes internal transfer costs, warehousing costs, and outbound
        shipping and handling costs from the warehouse to customers. With the exception

of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose the line items in which these excluded costs are included in and the amounts included in each line item for each period presented. Also, disclose in MD&A the component make up of your costs of sales and general and administrative line items and alert investors that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross profit, and including them instead in a line item, such as selling, general and administrative expenses.

Note 2 – Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-6

8.   Please provide a more robust accounting policy including the methodology used to estimate the provision for doubtful accounts and disclose the provision amounts. To enhance transparency, please also provide a rollforward schedule of your allowance accounts for all periods presented in a footnote to the financial statements.

Revenue Recognition, page F-6

9.   We note on page three you indicate either you or your contractors are responsible for warehousing and shipping the product to customers. Your revenue recognition policy on page F-6 indicates only you are responsible for warehousing and shipping. Please clarify and revise your inconsistent disclosures and advise us. If at times your contractors are responsible for warehousing and shipping, tell us the arrangement and explain to us whether you take and record ownership of such inventory and whether you experience general inventory risk associated with these products.

10.   With respect to your arrangement with resellers, explain to us and disclose how you earn and recognize revenues in this arrangement. Also, tell us whether you recognize the revenues on a gross and net basis related to these products and why. Reference is made to EITF 99-19.

11.   We note the products you sell require subsequent installation by a licensed electrical contractor. Please tell us and disclose whether the sales price of your products includes the cost of installation. If so, tell us how you account for the deliverables (product and installation) in your financial statements. Refer to EITF 00-21. Also, disclose the nature of your arrangement for installation services with electrical contractors and explain your accounting. Reference is made to SAB Topic 13.

Stock-based compensation, page F-7

12.   We note your adoption of SFAS 123 and SFAS 148. SFAS 123(R) which was
        issued in 2004 and is effective for fiscal years beginning after December 15,
        2005, supersedes SFAS 123 and SFAS 148. SFAS 123(R) eliminates the
        alternative to use APB 25's intrinsic value method of accounting that was
        provided by SFAS 123 as originally issued. SFAS 123(R) requires entities to
        recognize the cost of employee services received in exchange for awards of equity
        instruments based on the grant-date fair value of those awards. Please revise to
        reflect the adoption of SFAS 123(R). In doing so please identify for us all stock
        compensation transactions with employees and nonemployees since the effective
        date of SFAS 123R and the related accounting treatment. To the extent you did
        not apply SFAS 123R in accounting for these transactions please explain to us
        their impact to your financial statements if SFAS 123(R) were applied and your
        consideration of SFAS 154, as applicable.

Note 7 – Common Stock, page F-11

13.   We note you issued 75,078 warrants to the underwriter and that you *intend* to
        account for the fair value of the warrant as an expense. Explain to us in plain
        English exactly what the *intend* means in your statement. Explain and clarify in
        your disclosures in which period(s) you have recognized expense.

Item 9A Controls and Procedures, page 25

Management's Report on Internal Control Over Financial Reporting

14.   We note your disclosures that "…management concluded that our internal control
        over financial reporting was effective as of December 31, 2008." However, we
        note your disclosure in the Risk Factor section on page 8 that " … we will be
        required to make substantial changes to our internal controls in order for our
        management to be able to attest that as of December 31, 2008, our internal
        controls are effective." In view of the requirements to make substantial changes to
        your internal controls, we are unclear how you conducted your annual evaluation
        on internal control over financial reporting as of December 31, 2008 to support
        your conclusion. Please explain.

15.   Advise us and disclose what substantial changes you had made to your internal
        controls and if those changes were made before or after your annual evaluation.

16.   Explain to us the meaning of your statement "… there were no material changes
        in the Company's internal control over financial reporting during the fourth fiscal
        quarter …" Confirm, if true, that there is no change in your internal control over
        financial reporting during the fourth fiscal quarter that has materially affected, or

are reasonably likely to materially affect, your internal control over financial reporting or revise to disclose the change. Refer to Item 308(T)(b) of Regulation S-K.

Exhibits 31.1 and 31.2

17.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) is missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rules. Similarly, revise the certifications in your Forms 10-Q for the quarterly period ended March 31, 2009 and June 30, 2009, accordingly.

18.   Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the quarterly period ended March 31, 2009, and June 30, 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

19.   Please provide discussion of your operating results for the quarterly period ended June 30, 2009 as compared to prior period ended June 30, 2008. Refer to the Instructions to Item 303 (a)(4) of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

> Sincerely,
> /s/ Andrew Mew
> Andrew Mew
> Accounting Branch Chief